(Reference Translation)

(For reference)
May 11, 2011
Toyota Motor Corporation

Holding of Ordinary General Shareholders’ Meeting

1. Date and time:	10:00 a.m., Friday, June 17, 2011

2. Venue:	Toyota Head Office, 1, Toyota-cho, Toyota City, Aichi Prefecture

3. Meeting Agenda:

Reports:

Reports on business review, unconsolidated and consolidated financial statements for the 107th term (April 1, 2010 through March 31, 2011) and report by accounting auditors and the board of corporate auditors on the audit results of the consolidated financial statements for the 107th term.

Resolutions:

Proposed Resolution 1:	Distribution of Surplus
Proposed Resolution 2:	Partial Amendment of the Articles of Incorporation
Proposed Resolution 3:	Election of 11 Directors
Proposed Resolution 4:	Election of 4 Corporate Auditors
Proposed Resolution 5:	Revision to the Amount of Remuneration for Directors
Proposed Resolution 6:	Payment of Executive Bonuses